November 22, 2010

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Crown Dynamics Corp. Registration Statement on Form S-1 Filed September 21, 2010 and amended September 21, 2010 File No.: 333-166501

Dear Mr. Mancuso:

We received your letter of October 18, 2010, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement referenced above, and we hereby submit the following responses to the numbered comments.

Therefore, enclosed herewith for filing on behalf of Crown Dynamcis Corp. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Amendment No. 1 to Form S-1, as filed with the Securities and Exchange Commission on September 21, 2010.

1.	Please revise the prospectus cover page to disclose the date the offering will end.

Response:	We have amended the cover page with the following text (which already appears in the Preliminary Prospectus section).

Amended text: The offering will terminate 180 days after this registration statement is declared effective by the Securities and Exchange Commission.

2.
With a view toward disclosures in appropriate sections of your document, please tell us the purpose of the reference to 62,500 shares in exhibit 10.1 and whether you are requiring that an investor purchase a minimum number of shares.

Response:	The subscription agreement has been changed and a new doc has been inserted in the related exhibit accordingly. There is no minimum amount of shares to be acquired to each investor

3.	Please remove the label “audited” from the column headings of the table.

Response:	We have removed the “audited” label from the table on page 8.

4.	Please provide us a copy of the comparative analysis mentioned in this risk factor. Also provide us the supported source data.

Response:
We have amended the risk factor to include the following text: The cost of developing the prototype is based on a number of factors and our best estimates on the complexity of the device. In an article entitled “Creating a Product Prototype”, sites one element of the process (creating an injection mold for a product in the United States) as costing anywhere between $10,000 to $100,000. (http://www.entrepreneur.com/startingabusiness/inventing/inventionscolumnisttamaramonosoff/article80678.html). Similar numbers are also cited in the Invention Prototypes article on the Cost of Prototypes (http://www.inventionstatistics.com/Invention_Prototypes_Costs.html). Stages in the development of a prototype include some design issues, as well as the actual production.

5.	Please tell us why you have not filed as exhibits to your registration statement the consent of the entities named in this risk factor.

Response:
We have deleted the names of the companies listed in Risk Factor 3, as they are not relevant at this time. If we are successful in raising the funds from this offering, we will need to contact various companies regarding the cost of developing the prototype. For now, we have estimated this based on a number of factors, including the two sites listed above in response to Comment # 4.

6.	Please clarify why you do not know whether existing patents prohibit or limit your ability to develop and market your potential product.

Response:	We have amended the text as follows:

We do not know if existing patents prohibit or limit our ability to develop and market our specialized toothbrushes because we cannot be privy to what other individuals or Companies are planning to develop. We can only review the current market offerings to determine how our product would compare and have found no similar device.

7.	We note that you describe your potential product here as an adapter.

Response:	Here and in one other place, we have modified the word “adapter” to “specialized toothbrushes” which is a more appropriate description of our device.

8.	Please disclose the reason for the uncertainty represented by the word “may”

Response:
For a variety of reasons, Israel may not permit lawsuits for the enforcement of judgments arising out of the United States and state securities or similar laws. These reasons include, but are not limited to the difficulty of confirming testimony by witnesses who may not be willing to travel to Israel; differences in laws that may be interpreted differently in Israel than in the United States. A U.S. decision of liability may not be accepted in Israel and would need to be retried in Israel and even if the decision were upheld in Israel, it may be difficult to enforce judgment. When dealing with two different countries and two different sets of laws, the difficulty factor is increased to the point that it may be prohibitive or impossible to continue due to the location of the directors and officers. Since our directors and officers have no experience in being sued for such litigation, they cannot confirm that this is the case and therefore have phrased the risk factor as a possibility (thus the word “may”) and not a certainty.

9.	Please present your last two paragraphs in this subsection as a separate risk factor.

Response:	Amended as requested.

10.	Please tell us why you do not disclose in this section the market mentioned in the penultimate sentence of the sixth paragraph on page 28.

Response:	We have amended the text of this risk factor with the following text:

Should share holders in the United States choose to attempt to sell shares in the United States, they should be aware that this will present challenges and may not be successful, as our Directors and officers are Israeli citizens and do not reside in the US and our operations are in Israel and our offer will be primarily directed to residents in Israel.

11.	With a view toward disclosure, please tell us whether your shares are eligible to be resold in any states.

Response:
Shares are issued and declared effective and are freely tradable on the OTC bulletin board system in any state. We have amended this risk factor with the following text. “Our common stock will be freely tradable on the OTC Bulletin Board in any state.”

12.	Please clarify whether any of the proceeds can be used to pay the salary of or make other payment to your officers and directors.

Response:
We have amended the Use of Proceeds section with the following sentence: None of the proceeds from this offering will be used to pay the salaries or make other payments to our officers and directors in relation to outstanding loans to the Company.

13.
Please tell us why you have not disclosed dilution based on various amounts of shares sold as you did in the :Use of Proceeds : A table of dilution has been inserted and the dilution paragraph revised to show the dilution for each amount of Use of Proceeds

14.	With a view toward disclosure, please tell us:…

Response:	With a view toward disclosure, we have amended the Our Business section with the following information:

Crown Dynamics’ Patent Transfer and Sales Agreement was made via patent attorneys who assisted the inventor, who lacked the funds to develop a prototype and bring the invention to market. That patent lawyers are in the business of matching inventors to patent buyers and have no interest or intention of developing the product themselves. Crown Dynamic, its directors, officers and affiliates has no relationship with the seller or its affiliates. To the best of our knowledge, the patent inventor has no other patented technologies for specialized toothbrushes or any intention to sell a similar patent to different parties.

We are not aware of any other purchases of other patented technologies who have commercialized their patents, though there are some on the market. Those on the market are different from our patented technology, as detailed in this document.

Finally, there is no relationship between Crown Dynamics, its officers, directors and/or affiliates and other parties that purchased other technologies for toothbrushes, their affiliates and/or promoters.

15.	We note that you include Internet addresses. Please note SEC Release 33-7856, regarding your obligations when including Internet addresses in your document.

Response:	We have amended the Prospectus Summary on Page 6 with the following text to show that we note and agree with SEC Release 33-7856:

As per SEC Release 33-7856, we acknowledge and agree that in using hyperlink references to websites and/or documents, we are assuming the accuracy of these sites and accepting responsibility for the hyperlinked information as if it were part of the document. We cite this information in order to make the information part of our communication with potential investors, security holders and the markets.

16.	Regarding the market data that you disclose in this section, tell us…

Response:
The data used to compile the regulation statement was taken from various sources, either cited immediately where mentioned, or from the patent itself. The patent and all websites are readily available to the public. We did not pay to have this information compiled, other than legal fees related to the creation and filing of the S-1 application. The data enclosed in the registration application already existed on the web and/or in the patent prior to our creating this form. As the data was publicly available on the web and we have purchased the rights to the patent, we do not believe we need to have author’s consent or, in the case of the patent, the Patent Transfer and Sale Agreement affords us the right to use the language of the patent.

17.	Please provide the disclosure required by Item 101(h)(4)(viii) and (xi) of Regulation S-K. We note the reference in the risk factor to governmental restrictions and the reference to highly-regulated.

Response:	In reviewing these Item references, we have confirmed that our device does not fall into the category of “highly regulated” and have deleted the references on page 11.

18.
Please reconcile the disclosure in the penultimate paragraph of this section about three to four months to develop a working prototype with the disclosure in the third paragraph on page 20 that it will take approximately 12 months to construct a working prototype.

Response:	We have amended the information on page 16 and on page 20 to read 9 months, the total time needed to complete a working prototype.

19.	Please provide us objective support for your statement in the first paragraph on page 17 that the patent you cite has been proven sound but failed to achieve its goal.

Response:
This information was presented to the United States Patent Office as part of Patent # 5,799,354 and is assumed to be accurate, having been researched for the original patent and, we assume, verified during the process of being granted.

20.	Given that you disclose that you have yet to develop a prototype, please clarify what was involved in designing and patenting the technology to date.

Response:
Research into the method and design was done in order to apply for and be granted a patent. No working prototype has been built as yet, which is the purpose for our offering and part of our Plan of Operation in order to bring this device to market. Information in this section was taken from the patent (# 5,799,354) filed with the US Patent Office, which investigates patents thoroughly before granting them. We believe the statements to be an accurate assessment of the device and its competition, based on the experience of the inventor, who has enough experience and knowledge of the field to design the device and patent it. While there is no objective support beyond the inventor’s expertise, we believe that the fact that our device was granted a US patent supports the concept that it was designed to achieve better and more healthy toothbrushing because it is designed with the understanding that many people do not use a brush in the proper vertical movement, but rather brush side-to-side. As such, other devices that do not compensate for this standard movement will not deliver the necessary healthier results, while our device should, we believe, compensate for those who do not brush properly while also enhancing the results for those who do.

21.	Please reconcile your statement that you licensed the technology with your statements that you purchased the technology (page 19).

Response:	We have amended the text in the Contractual Obligations and Concessions section as follows:

As described above, we have entered into Patent Transfer and Sale Agreement for the technology on which our specially-designed and patented toothbrushes will be based. According to this agreement, we acquired full rights to all title, interests etc. related to the patented technology.

22.	Please clarify how your disclosure reflects the amount of funds needed for compliance with your obligation under the federal securities laws.

Response:	Once the S-1 becomes effective, the company may have to raise additional funds in order to meet its obligation and requirements under federal securities laws.

23.	Refer to your disclosure that development “take(s) longer”. Please clarify whether the timetable above that disclosure reflects your expectations regarding the longer period required.

Response:
Yes, the time-table detailed in the Plan of Operation reflects our real-time estimations based on what the directors and officers can accomplish during the limited hours they will be dedicating to this project. If they were able to work full-time on this, which they are not, we anticipate the Plan of Operation would appear differently and require less time to completion.

24.	Please expand to provide a brief description of the nature of the expenses incurred since formation of your business.

Response:
We have amended the text with the following statement: Since our business was formed, we have incurred the following business expenses: incorporation fees, purchase of the patent, legal and accounting fees, S-1 preparation and filing fees and transfer agent fees.

25.	Given your disclosure in the “General working capital” section on page 21 that $30,000 will be sufficient to develop a prototype, please clarify how you will satisfy the $31,500 in liabilities here.

Response:
The Company has at September 30, 2010 total liabilities of approximately $36,000 and will need to seek additional funds thru equity financing and / or directors loans in order to satisfy these liabilities.

26.	Please identify in this section who serves as your principal financial and accounting officer. We note your disclosure in the information that is not part of the prospectus on page 36.

Response:	We have amended Chana Zehavi’s details as principal accounting officer to include her title also as Principal Financial Officer and have also updated the signatures page as well.

27.	Please disclose the nature of Mr. Rehavi’s responsibilities as Senior Executive manager and Ms. Zehavi’s as Senior account executive.

Response:	We have amended the text with the following two sentences to explain each Mr. Rehavi and Ms. Zehavi’s responsibilities:

As President and Director of the Company, Mr. Rehavi is responsible for overseeing the business aspects of the operation of the Company related to determining the Company’s direction, personnel or consulting options, and overall management of funds and tasks.

Ms. Zehavi, as Secretary, Director, and Principal Accounting and Financial Officer is responsible for overseeing the finances of the Company, determining spending and budgeting issues with the other Directors/Officers of  the Company to ensure fiscal responsibility.

28.
Please provide the disclosure required by Item 401 (c)(1) of Regulation S-K regarding the specific experience, qualification, and attributes, or skills that led to the conclusion that Mr. Rehavi and Ms. Zehavi should serve as directors.

Response:
As detailed on Page 24, Mr. Rehavi received a BA in Business Management and currently works as a Senior Executive Manager in one of Israel’s largest food distribution companies. As he is responsible for the business aspects of the operation of the Company, we believe he is eminently qualified. Also as detailed, Ms. Zehavi received her BA in accounting and finance and since 2003 has worked Senior Account Executive. Her education and experience has, we believe given her the experience, qualifications, attributes and skills needed for the position she holds with our Company. Since this is already detailed in the S-1, we have not updated this information.

29.	Please provide the disclosure required by Regulation S-K Item 407(a). See Item 407(a)(1)(ii).

Response:	We have added the citation for Regulation S-K Item 407(a)(1)(ii).

30.	Please discuss in greater detail the “challenges” mentioned in the last sentence of the fifth paragraph of this section.

Response:
We have amended this section with the following details: These challenges include, but may not be limited to, having a Company incorporated in the United States with offices, directors, and officers in a foreign country (Israel) and which primarily plans sales for the Israeli market initially and one which currently does not have a working prototype, as well as other factors listed in the Risk Factors sections.

31.	Please disclose the circumstances in which the offering period may be extended.

Response:
We have amended the text here with the following explanation: We may extend the offering period for an additional 90 days, or unless the offering is completed or otherwise terminated by us if we have not been able to raise the money by the end of the initial period.

32.	Please clarify when investors will have rights as shareholder of Crown Dynamics relative to when they sign the subscription agreement.

Response:
We have amended this section with the following text: Once investors execute and deliver the subscription agreement with funds, they will be entitled to their shares and become registered shareholders with all the rights and privileges that entails.

33.	Please reconcile your disclosure regarding immediate return in this section with the reference to 12 business days in exhibit 99.1.

Response:	We have corrected the Right to Reject Subscription to reflect that rejected subscriptions will be returned within 12 business days.

34.	Please tell us the authority which you believe provides the exemptions cited at the end of the first paragraph.

Response:
We believe the authority for the exemptions cited are from the definitions in Rule 501 (a)(1), (2) (3), (7)m or (8).  These define “Accredited Investor”.   However, we have elected to remove the entire section titles Section 15(g) of the Exchange Act from the filing

35.	Regarding your disclosure in this section:
•	Please tell us the basis for your statement in the second paragraph of this section at you are “subject to the informational requirements of the Securities Act of 1934.”
•
If you intend to file a registration statement to register a class of securities under Section 12 of the Exchange Act, tell us when you plan to file the registration statement; if not, revise to add appropriate risk factor disclosure explaining the significant differences in your reporting obligations under the Exchange Act as a result of this decision, particularly regarding the automatic suspension in Section 15(d) and the applicability of Section 16 and the proxy rules.

•	Resonse :We have removed from the filing the previous language under “Available Information” and replaced it as follows:

•	“Where you can find Additional Information

•
We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC.   A copy of the registration statement and the related exhibits, schedules and amendments may be inspected without charge at the public reference facilities maintained by the SEC in Washington D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.  The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

•
Upon the completion of this offering, Crown Dynamics Corp. will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC.  You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above.  You will also be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website.”

36.	Please update the financial statements when required by Rule 8-08 of regulation S-X.

Response:
The amended s1 has been updated with the financial information for the period ending September 30 2010 and the Financial Statements have been replaced with new Financial statements for the period ending September 30 2010

37.	In light of the significance of the deferred offering costs to you financial statements please describe to us the components of the 420,000 deferred offering costs.

Response:	In the third paragraph on page f-9 in the financial statements the costs have been identified as legal and accounting ..

38.	Please do not change the form of text required to appear in the signatures page by Form S-1.

Response:	We have not changed the form of text, as requested.

39.	Please identify below the second paragraph of text required on the signatures page who signed your document in the capacity of principal financial officer.

Response:	We have added the following text below the signatures page: Chanah Zehavi is authorized to sign our document in the capacity of Principal accounting and Financial Officer

40.
Please tell us the purpose of the first sentence of the fourth paragraph of this exhibit.  The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) must not include any jurisdictional qualifications.

Response:	The first sentence of the fourth paragraph has been removed from the exhibit.

41.	Please file an opinion that clearly addresses the securities registered for sale in the registration statement, not securities of the entity mentioned in the paragraph numbered 3 in this exhibit.

Response:	The Exhibit has been corrected so that he Opinion refers to the correct entity, that being Crown Dynamics Corp.

42.	Please file an accurate and complete exhibit .For example it is unclear how the last page that you filed relates to the rest of the exhibit ,and it appears that you have omitted ANNEX 1.

Response:	The exhibits have been adjusted accordingly.

43.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing .Response : An updated consent has been included .

Response:	An updated consent has been included.

44.
Please provide us your analysis of how the representations that you are requiring investors to make when the sign the agreement you filed as exhibit 99.1 are consistent with Section 14 of the Securities Act.

Response:	We have deleted the previous Exhibit 99.1 and replaced it with a revised Subscription Agreement.

This letter responds to all comments contained in your letter of October 18, 2010.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call our Counsel, Michael S. Krome, Esq. at 631-737-8381, or myself.

Very truly yours,

/s/ Amir Rehavi Amir Rehavi, President